

September 15, 2010

Mr. John Bevan
Chief Executive Officer
Alumina Limited
Level 12, IBM Center
60 City Road
Southbank, Victoria 3006
Australia

> **Re:** **Alumina Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed May 27, 2010**
> **File No. 001-10375**

Dear Mr. Bevan:

We have reviewed your filing and your letter dated August 11, 2010, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2009

15. Interest-Bearing Liabilities, page F-26

(a) Convertible bonds, page F-26

1. We note your response to comment 6 in our comment letter dated July 1, 2010, which states that your convertible bond agreement contains anti-dilution provisions that allow the conversion price of the bond to be reduced based on selected types of subsequent equity issuances. We also note that you have concluded that these anti-dilution provisions do not cause the conversion option to be an embedded derivative under IAS 39. To help us better understand your accounting, please describe for us the terms of the anti-dilution provisions included in your convertible bond agreement and provide a more detailed analysis explaining how you concluded that notwithstanding a variable

conversion price, the anti-dilution provisions do not cause the conversion option to be an embedded derivative under the provisions of IAS 39, citing the specific paragraphs or supporting accounting literature upon which you rely. If you believe that interpreting IAS 39 otherwise would produce results that would not materially impact your financial statements, please provide quantitative support for your conclusion.

Exhibits

2.   We note your response to prior comment 8 that "Alumina Limited, which is not itself a party to the Supply Agreement, does not view the Supply Agreement as a material contract upon which Alumina Limited is dependent for purposes of the filing requirements of Form 20-F." Notwithstanding that Alumina Limited is not a party to the contract, Form 20-F requires the filing of contracts if the company has a beneficial interest. See Instruction 4(a) of the Instruction as to the Exhibits of Form 20-F. In this regard, we note your statement on page 1 of the Form 20-F that "Virtually all of our income is derived from our share of the earnings generated by AWAC." We further note that Alcoa of Australia contributes the majority of AWAC's earnings including over 90% in 2008 and 2009. Please provide further analysis as to why you are not required to file this contract.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335, Sandy Eisen at (202) 551-3864, or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Parker Morrill at (202) 551-3696, Anne Parker, Branch Chief, at (202) 551-3611, or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director